

Variable Annuity and Variable Life

Semiannual Report for Underlying Funds

AIM V.I. Financial Services Fund (Series I)
AIM V.I. Global Health Care Fund (Series I)
AIM V.I. Technology Fund (Series I)
American Century® VP Income & Growth Fund (Class I)
American Century® VP International Fund (Class I)
American Century® VP Value Fund (Class I)
American Funds® Asset Allocation Fund (Class 2)
American Funds® Growth-Income Fund (Class 2)
DWS Small Cap Index VIP (Class A)
Fidelity® VIP Contrafund® Portfolio – (Initial Class) (Service Class)
Fidelity® VIP Growth Portfolio (Service Class)
Fidelity® VIP High Income Portfolio (Initial Class)
Fidelity® VIP Index 500 Portfolio (Initial Class)
Fidelity® VIP Money Market Portfolio (Initial Class)
Fidelity® VIP Overseas Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
Goldman Sachs Capital Growth Fund (Institutional)
Goldman Sachs Growth & Income Fund (Institutional)
Goldman Sachs Mid Cap Value Fund (Institutional)
Goldman Sachs Strategic International Equity Fund (Institutional)
Goldman Sachs Structured U.S Equity Fund (Institutional)
Janus Aspen Balanced Portfolio (Institutional) (Service)
Janus Aspen Forty Portfolio (Institutional) (Service)
Janus Aspen Worldwide Growth Portfolio (Institutional) (Service)
MFS® Growth Series (Initial Class)
MFS® Investors Trust Series (Initial Class)
MFS® New Discovery Series (Initial Class)
MFS® Research Series (Initial Class)
MML Series Investment Fund
MML Series Investment Fund II
Oppenheimer Balanced Fund/VA (Non-Service)
Oppenheimer Capital Appreciation Fund/VA (Non-Service)
Oppenheimer Core Bond Fund/VA (Non-Service)
Oppenheimer Global Securities Fund/VA (Non-Service)
Oppenheimer High Income Fund/VA (Non-Service)
Oppenheimer International Growth Fund/VA (Non-Service)
Oppenheimer Main Street® Fund/VA (Non-Service)
Oppenheimer Main Street® Small Cap Fund/VA (Non-Service)
Oppenheimer MidCap Fund/VA (Non-Service)
Oppenheimer Money Fund/VA (Non-Service)
Oppenheimer Strategic Bond Fund/VA (Non-Service)
Panorama Growth Portfolio (Non-Service)
Panorama Total Return Portfolio (Non-Service)
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Equity Income Portfolio
T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price New America Growth Portfolio
T. Rowe Price Limited-Term Bond Portfolio
Templeton Foreign Securities Fund (Class 2)

Variable annuity contracts and variable life insurance policies issued by
Massachusetts Mutual Life Insurance Company and affiliated insurance companies.

For the Period Ended
June 30, 2008

MassMutual
FINANCIAL GROUP℠

We'll help you get there.℠



August 28, 2008

For Our Valued Policy and Contract Owners:

Contained in this booklet are one or more semiannual report(s) for the period ended June 30, 2008, for funds that underlie your variable annuity contract or variable life insurance policy. You will receive a semiannual report for each fund in which you were invested on June 30, 2008. However, please note, you may not be invested in all of the funds contained in each booklet because booklets have been printed with certain combinations of funds in order to minimize the overall cost of printing and mailing these reports.

Important Note: You may receive several similar booklets in your mailbox. Each booklet contains different fund reports. Please see the list of funds on the front cover of each booklet to determine which fund reports are enclosed. For fund reports that include multiple share classes, refer to your product prospectus to identify the share class in which you have invested.

The MassMutual Financial Group companies value the opportunity to assist you in the pursuit of your financial goals. For more information about which funds contained in this booklet are available with your variable annuity contract or variable life insurance policy, please check your prospectus, or contact your financial professional. You may also contact our Customer Service Center by calling (800) 272-2216*, Monday through Friday, between 8 a.m. and 8 p.m. Eastern Time, or by visiting www.massmutual.com on the Internet.

*For Executive Group Life℠ (Strategic Group Variable Universal Life®) insurance, call (800) 548-0073 or for Corporate and Bank Owned Life Insurance (COLI/BOLI), call (800) 665-2654.

Variable annuity contracts and variable life insurance policies are issued by Massachusetts Mutual Life Insurance Company (MassMutual), C.M. Life Insurance Company, or MML Bay State Life Insurance Company, subsidiaries of MassMutual.





Massachusetts Mutual Life Insurance Company and affiliates
1295 State Street, Springfield, MA 01111-0001

BOUND PRINTED MATTER
U.S. Postage
PAID
Lancaster, PA
Permit No. 76

Principal Underwriter:
MML Distributors, LLC
1295 State Street
Springfield, MA 01111-0001

Wholly owned subsidiary of
Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, MA 01111-0001

MassMutual
FINANCIAL GROUP℠

IMSA
INSURANCE MARKETPLACE STANDARDS ASSOCIATION

Massachusetts Mutual Life Insurance Company
and affiliates, Springfield, MA 01111-0001

www.massmutual.com

MassMutual Financial Group is a marketing name for Massachusetts Mutual Life Insurance Company (MassMutual) and its affiliated companies and sales representatives.

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RI01277